JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

July 23, 2015

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Tara Harkins, Senior Accountant

RE:

Swordfish Financial, Inc. (“Swordfish”)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Amendment 1 to Form 8-K dated January 20, 2015

Filed January 20, 2015

File No. 000-07475

[J&H File No. 3808.00]

Dear Mr. James:

This firm represents Swordfish Financial, Inc. which filed its annual report on Form 10-K on April 15, 2015 and which filed Amendment 1 to its Form 8-K on January 20, 2015.  Your office recently provided comments to the above referenced filings in your letter dated June 12, 2015 (“Comment Letter”).  At this time, we are submitting, on behalf of Swordfish, this letter in response to your comment letter and we are providing responses keyed to the paragraphs in the Comment Letter.  In addition, we are hereby providing appropriate supplemental information as necessary.  This letter will be filed as correspondence at the same time of the filing of the amended annual form on Form 10-K and the current report on Form 8-K.

Accordingly, our responses are as follows:

Form 10-K Fiscal Year Ended December 31, 2014

Item 9 Controls and Procedure Page 9

1.

Item 9 has been amended to provide separate conclusions as to the effectiveness of the disclosure controls and procedures as required by item 307 of Regulation SK and the internal controls over financial reporting as required by item 308 (a)(3) of Regulation SK.

United States Securities & Exchange Commission

July 23, 2015

2.

Item 9 of our filing has been revised to clearly state that the framework used for Swordfish’s assessment of internal controls over financial reporting was based on the criteria established in the “Internal Control-Integrated Framework”  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

We have revised our filing to reflect that there were no changes in our internal controls over financial reporting that occurred during the Company’s last fiscal quarter ending December 31, 2014, that has materially effected or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Financial Statement Page F1

Consolidated Balance Sheet Page F2

4.

We have amended our filing to include financial statements audited by an independent registered PCAOB Accounting Firm for the two years ended December 31, 2014.

5.

Mr. John Scrudato, CPA is our independent registered public accountant and he did audit the financial statements for Swordfish, which are included in our revised filing of the 10-K.

Notes to Unaudited Financial Statements  Page F6

Note A The Company Page F6

6.

Swordfish did consider the requirements of ASC 805 in preparing its financial statements contained in its Form 10-K for the year ended December 31, 2014 and the business combination noted above.  There is no pre-existing relationship between Sooum or any members of its board prior to its merger with the Company.  As required by accounting literature, Sooum was valued at fair market value based upon the preferred B shares issued and what that proportional value will be of the entire enterprise.  Sooum was a relatively new company with very little operations in 2014 before the merger, but it did have a substantial book of potential contracts leading up to the close of the merger. This is what led to Swordfish issuing more stock than the value of the identified balance sheet items of Sooum. As unidentifiable assets these potential contracts were recorded as good will.   Swordfish was identified as the acquirer since it was issuing new equity for 100% ownership of Sooum. There were zero assets in Sooum prior to the merger and as an acquirer Swordfish was paying a premium for the pre-acquisition assets. Additionally, through the end of the year, Sooum did not produce any revenue and due to political factors outside Swordfish’s control the potential contracts identified pre-acquisition were no longer viable at year end, leading to our analysis that the goodwill had been impaired.   At this time, we still expect Sooum to produce revenue at some point in time and continue to develop its operations. We have included the additional disclosures as required by ASC 805-10-50 in our Amended Form 10-K filing.

United States Securities & Exchange Commission

July 23, 2015

Note D Acquisition-iPoint Television Page F11

7.

As we noted in our Form 10-K filing for the year ending December 31, 2014, the iPoint acquisition made in 2014 was immaterial. This acquisition was not related to any other acquisitions Swordfish made.  As Swordfish previously reported iPoint was owned by Swordfish’s then CEO, Clark Ortiz, and Swordfish treated this as a transaction of common control.  In addition, iPoint Television had no book value assets with any identifiable value at the time of the acquisition and therefore Swordfish did not record any asset additions upon the closing of the acquisition transaction.  iPoint did not have any operations during the period from when it was acquired through December 31, 2014. At some point, Swordfish plans to fund additional development of iPoint’s intangible assets. Swordfish identified itself as the acquiring company in the transaction, because it issued additional  shares to acquire the iPoint membership interests.  We have added the  additional disclosures required by ASC 805-10-50 to the revised filing.

Note J Commitments and Contingencies Page F15

8.

The judgments payable as previously disclosed in the Swordfish Form 10-K for the year ended December 31, 2014 resulted from prior unsecured creditors claims that Swordfish had initially recorded as accounts payable many years ago. Three of these creditors have obtained judgments, which Swordfish did not contest. Therefore, there is no need to determine any additional potential liability other than what was recorded.  We have increased the balance each year for interest charges as described.  Swordfish’s policy is to expense any legal costs when incurred, but there were no legal costs for the December 31, 2014 fiscal year. Swordfish has determined that there are no additional disclosures or contingencies that should be recorded pursuant to ASC 450-20.

Exhibits 31.1 and 31.2

9.

We have amended the certifications contained in our Exhibit 31.1 and 31.2 to be in compliance with current regulations by conforming the language to the requirements of 601(b)(31) of Regulation SK.

Report of Independent Registered Accounting Firm Page F1

10.

The Amended Form 8-K has been changed to reflect the correct date of inception to be February 4, 2013.

United States Securities & Exchange Commission

July 23, 2015

Proforma of Financial Statements Page F9

11.

We have amended our Form 8-K to include proforma financials for the year ended December 31, 2013.

We trust that the comments contained herein are responsive to the issues raised in your Comment Letter.  We are simultaneously filing as correspondence a copy of this response to your Comment Letter, Swordfish’s representation letter, and redline copies of the Form 10-K and Form 8-K which have been marked show changes from the original filings.  If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone noted above.

Sincerely,

JONES & HALEY, P.C.

By: /s/ Richard Jones

       Richard W. Jones

RWJ:bas

cc:  William Westbrook